AM
3/11/2003

03014543

CM

SECU[...] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51409

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Independence Systems, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Sheridan Street
(No. and Street)

Dania (City) FL (State) 33004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Rapp 800 879 7041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fishbein & Company, P.C.
(Name – *if individual, state last, first, middle name*)

8080 Old York Road (Address) Elkins Park (City) PA (State) 19027 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 2003 WASH. D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY

OATH OR AFFIRMATION

I, Robert T Rapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Independence Systems, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maureen Ruffino
My Commission DD094722
Expires February 24, 2006
NOTARY PUBLIC STATE OF FLORIDA

Signature

Secretary
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fishbein&Company, P.C.
Certified Public Accountants

Elkins Park Square -- Suite 200
8080 Old York Road
Elkins Park, PA 19027-1455
215-635-3100
Fax: 215-635-5788

INDEPENDENT AUDITOR'S REPORT

January 17, 2003

Stockholder and Directors
Financial Independence Systems, Inc.
Dania, Florida

We have audited the accompanying statements of financial condition of **FINANCIAL INDEPENDENCE SYSTEMS, INC.** (An S Corporation) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Independence Systems, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) operating expenses and (2) Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but item (2) is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fishbein + Company, P.C.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

Statements of Financial Condition

ASSETS

	December 31, 2002	December 31, 2001
CURRENT ASSETS		
Cash	$ 267,538	$ 363,411
Securities	3,300	3,300
Commissions receivable		8,712
Prepaid expenses	15,796	1,104
Total current assets	$ 286,634	$ 376,527

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)

	2002	2001
CURRENT LIABILITIES		
Loan payable - Stockholder	$ 24,792	$ 213,125
Accounts payable and accrued expenses	805	4,244
	25,597	217,369
SUBORDINATED DEBT - STOCKHOLDER	594,375	555,000
	619,972	772,369
STOCKHOLDER'S EQUITY (DEFICIENCY)		
Common stock - No par value		
Authorized 100,000 shares		
Issued and outstanding 5,000 shares	50,000	50,000
Deficit	(383,338)	(445,842)
	(333,338)	(395,842)
	$ 286,634	$ 376,527

See notes to financial statements.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

Statements of Operations

	Year Ended December 31, 2002	Year Ended December 31, 2001
REVENUES		
Interest and dividends	$ 4,949	$ 9,633
Fee income	168,161	50,999
Management fee	20,515	15,000
	193,625	75,632
OPERATING EXPENSES	131,121	138,074
NET INCOME (LOSS)	$ 62,504	($ 62,442)

See notes to financial statements.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

Statements of Stockholder's Equity (Deficiency) **Years Ended December 31, 2002 and 2001**

	Common Stock	Deficit	Total
BALANCE - DECEMBER 31, 2000	$ 50,000	($ 383,400)	($ 333,400)
Net loss		(62,442)	(62,442)
BALANCE - DECEMBER 31, 2001	50,000	(445,842)	(395,842)
Net income		62,504	62,504
BALANCE - DECEMBER 31, 2002	$ 50,000	($ 383,338)	($ 333,338)

See notes to financial statements.

FINANCIAL INDEPENDENCE SYSTEMS, INC.

Statements of Cash Flows

	Year Ended December 31, 2002	Year Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 62,504	($ 62,442)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities		
Accrued interest on subordinated debt - Stockholder	39,375	39,375
Accrued interest on loan payable - Stockholder	11,667	13,125
(Increase) decrease in		
Commissions receivable	8,712	(6,282)
Prepaid expenses	(14,692)	1,627
Increase (decrease) in		
Accounts payable and accrued expenses	(3,439)	874
Net cash provided by (used in) operating activities	104,127	(13,723)
CASH FLOWS FROM INVESTING ACTIVITIES - None	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds (payments) of loan payable - Stockholder - Cash provided by financing activities	(200,000)	200,000
NET INCREASE (DECREASE) IN CASH	(95,873)	186,277
CASH - BEGINNING	363,411	177,134
CASH - ENDING	$ 267,538	$ 363,411

See notes to financial statements.

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

a. Organization and Nature of Business

The Company operates as a broker-dealer, is registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD).

b. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash

The Company maintains its cash balances in two financial institutions. The balances at each institution are insured by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation up to $100,000. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

d. Securities

Securities consist of 300 shares of NASDAQ, Inc. stock, which is not traded on the open market as of December 31, 2002. They are classified as available-for-sale and are stated at cost, which approximates fair value.

e. Advertising Costs

Advertising costs are charged to expense as incurred, and were $16,179 and $12,050 for the years ended December 31, 2002 and 2001, respectively.

f. Income Taxes

The Company has elected to be an S Corporation under the provisions of the Internal Revenue Code. As a result, income and losses of the Company are passed through to its stockholder for federal income tax purposes. Also, in Florida, S corporations are not subject to state corporate income tax.

2. LOAN PAYABLE – STOCKHOLDER

The loan bore simple interest at 8.75%. The original principal amount of $200,000 was repaid during the year ended December 31, 2002; the remaining balance is unpaid accrued interest from that loan, which is noninterest-bearing.

3. SUBORDINATED DEBT – STOCKHOLDER

The debt bears simple interest at 8.75% on the $450,000 principal amount, is due in June, 2004, and is subordinated to all other creditors of the Company. Accrued interest, included in the balance, was $144,375 and $105,000 at December 31, 2002 and 2001, respectively.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such debt is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8-to-1 during the first twelve months of operations and 15-to-1 thereafter. At December 31, 2002, the Company had net capital of $238,954, which was $233,954 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital as defined was .10-to-1.

5. RELATED PARTY TRANSACTION

The Company leases its office space from a corporation affiliated by common ownership, currently under a one-year operating lease expiring in December, 2003, at an annual rental of $1,200. Rent expense under this lease was $1,200 for each of the years ended December 31, 2002 and 2001.

The management fee was received from a company related by common ownership.

SUPPLEMENTARY INFORMATION

FINANCIAL INDEPENDENCE SYSTEMS, INC.

Operating Expenses

	December 31, 2002	December 31, 2001
Payroll	$ 23,794	$ 24,000
Payroll taxes	1,807	3,990
Advertising	16,179	12,050
Commissions		22,131
Interest	51,042	52,500
Licenses and permits	23,261	11,300
Office expenses	7,626	1,981
Professional fees	3,000	3,875
Rent	1,200	1,200
Telephone	3,212	5,047
	$ 131,121	$ 138,074

FINANCIAL INDEPENDENCE SYSTEMS, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission — **December 31, 2002**

NET CAPITAL		
Total stockholder's equity (deficiency)	($	333,338)
Add subordinated borrowings allowable in computation of net capital		594,375
Total capital and allowable subordinated borrowings		261,037
Deductions and/or charges		
Nonallowable assets		15,796
Other deductions and charges		6,287
		22,083
NET CAPITAL	$	238,954
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable	$	805
Loan payable - Stockholder		24,792
	$	25,597
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	233,954
Ratio: Aggregate indebtedness to net capital		.10 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital as reported in Company's Part II (Unaudited) FOCUS report	$	238,954
NET CAPITAL PER ABOVE	$	238,954

See Independent Auditor's Report on page one and notes to financial statements.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 17, 2003

Stockholder and Directors
Financial Independence Systems, Inc.
Dania, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Financial Independence Systems, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, directors, management, the SEC, NASD Regulation, Inc. (District 9), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fishbein & Company, P.C.